UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37951D 102

(CUSIP Number)

Harry E. Sloan

1450 2nd Street, Suite 247

Santa Monica, California 90401

(310) 209-7280

Copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 125,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 25,000 shares that may be acquired upon exercise of options to purchase Common Stock.

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CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark South Dakota Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,428,560 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,428,560
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,560 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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This Amendment No. 7 amends and restates, where indicated, the Statement on Schedule 13D relating to the Common Stock of the Issuer filed by Harry Sloan with the Securities and Exchange Commission on May 23, 2011, as amended on March 4, 2013, April 5, 2013, January 3, 2014, June 20, 2014, August 26, 2014 and September 17, 2014. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This amendment is being filed to reflect changes in beneficial ownership, to add Landmark South Dakota Trust as a Reporting Person and to report that the Reporting Persons now beneficially own less than 5% of the Common Stock outstanding.

Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D, as amended to date.

Item 2. Identity and Background

Item 2 is amended to add the following information:

(a)-(c) and (f) Landmark South Dakota Trust (“Landmark” or a “Reporting Person”) is a trust formed under the laws of South Dakota. Its principal place of business is 330 South Poplar Avenue, Suite 103-1 Pierre, South Dakota 57501.

(d) During the past five years, Landmark has not been convicted in a criminal proceeding.

(e) During the past five years, Landmark has not been a party to any civil proceeding of a judicial or administrative body.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule is incorporated herein by reference.

The percentage beneficial ownership is based on 76,932,261 shares of the Issuer’s Common Stock outstanding as of February 11, 2015, as reported in the Issuer’s Prospectus Supplement dated February 12, 2015 (which excludes 3,053,634 shares held by the Issuer’s wholly-owned subsidiary), as adjusted to reflect options to purchase 25,000 shares of Common Stock held by Mr. Sloan that are presently exercisable. Mr. Sloan does not have voting or investment power over the shares held by Landmark.

(c) The following transactions have been effected by the Reporting Persons since December 1, 2014:

On December 9, 2014, Mr. Sloan gave 4,422,560 shares of Common Stock to Landmark.

On December 29, 2014, Mr. Sloan gave 200,000 shares of Common Stock to a charitable fund.

On February 18, 2015, Landmark sold 2,500,000 shares of Common Stock, pursuant to the terms of an underwriting agreement with Piper Jaffray & Co. in an underwritten offering at a price of $13.099 per share of Common Stock. This price represents the $13.25 public offering price per share of Common Stock less the underwriting discount of $0.1515 per share. In addition, Landmark sold an additional 494,000 shares of Common Stock pursuant to the exercise of the underwriters’ over-allotment option at a price of $13.25 per share of Common Stock. The closing of the offering and the exercise of the over-allotment option occurred on February 18, 2015.

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(d) Not applicable.

(e) On December 9, 2014, Mr. Sloan ceased to beneficially own more than 5% of the Common stock. On February 18, 2015, Landmark ceased to beneficially own more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Sloan is subject to a lock-up agreement that prohibits him from offering for sale, pledging, selling, contracting to sell, granting any option to purchase, or otherwise disposing of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of at least 90 days following February 12, 2015 without the prior written consent of Piper Jaffray & Co. The lock-up agreement does not prohibit (1) the establishment of a 10b5-1 plan, provided that no sales of Common Stock or securities convertible into, or exchangeable or exercisable for Common Stock, may be made pursuant to such 10b5-1 plan prior to the expiration of the 90-day lock-up period, (2) sales pursuant to any 10b5-1 plan existing on February 12, 2015 in an amount not to exceed 15,000 shares in the aggregate, (3) the exercise of stock options pursuant to the Company’s equity incentive plans in effect on February 12, 2015 or warrants effected by means of net share settlement, cashless exercise, or by the delivery or sale of shares held by Mr.Sloan or (4) transfers to the Company to satisfy tax withholding obligations upon vesting of restricted stock awards or restricted stock units or exercise of stock options.

In connection with the sale of securities on February 18, 2015, Landmark agreed that it would not directly or indirectly offer, sell, short sell or make any other disposition of any shares of Common Stock or any other capital stock of the Company owned by it (or as to which it has the right to direct the disposition) or request the registration for offer or sale of any of the foregoing for a period of 90 days following February 12, 2015, without the prior written consent of Piper Jaffray & Co.

The terms of the lockups are described in the Company’s Prospectus Supplement dated February 12, 2015 and the underwriting agreement dated February 12, 2015 with Piper Jaffray & Co..

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement
2	Power of Attorney
3	Supplement dated February 12, 2015 (and filed with the Securities and Exchange Commission on February 13, 2015) to the Company’s Prospectus dated August 22, 2013 under the Company’s Registration Statement on Form S-3 (Registration No. 333-188121) and incorporated herein by reference.
4	Underwriting Agreement, dated February 12, 2015, between Global Eagle Entertainment Inc., the selling stockholders named therein and Piper Jaffray & Co., as Representative of the underwriters listed in Schedule II thereto filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2015 and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2015

HARRY E. SLOAN

/s/ Harry E. Sloan*

LANDMARK SOUTH DAKOTA TRUST

By BRIDGEFORD TRUST COMPANY, Its Trustee

By /s/David A. Warren*

Name: David A. Warren

Position: President

* By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

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EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Global Eagle Entertainment Inc. and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

EXECUTED this 23th day of February, 2015.

HARRY E. SLOAN

/s/ Harry E. Sloan*

LANDMARK SOUTH DAKOTA TRUST

By BRIDGEFORD TRUST COMPANY, Its Trustee

By /s/David A. Warren*

Name: David A. Warren

Position: President

* By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

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EXHIBIT 2

POWER OF ATTORNEY

The undersigned constitutes and appoints Joel Rubinstein, Beverly Schafman and Anne G. Plimpton, as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Global Eagle Entertainment Inc. (the “Company”) on Schedule 13D as required under Section 13 and Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments thereto, as well as any documents required by Section 14 of such Act and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which the Company’s stock is listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Sections 13, 14 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission. The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

EXECUTED this 29th day of December, 2014.

LANDMARK SOUTH DAKOTA TRUST

By BRIDGEFORD TRUST COMPANY, Its Trustee

By /s/David A. Warren

Name: David A. Warren

Position: President